BOARD RESOLUTIONS APPROVING
EMPLOYMENT AGREEMENT

APPROVAL OF EMPLOYMENT AGREEMENT

PUNCH TV STUDIOS, INC.

We, the undersigned, being the Board of Directors of Punch TV Studios, Inc, organized and existing under the laws of the State of Delaware, and having principal place of business at 1123 East Redondo Boulevard, Suite 200, Inglewood, California 90302 (the "Company"), hereby certify that the following is a true and correct copy of a resolution duly adopted at a meeting of the Shareholders of the Company, duly held and convened on June 30, 2014.

Be it RESOLVED, that the Board of Directors of Punch TV Studios, Inc. approves the terms of a proposed Employment Agreement between this corporation and Joseph Collins

RESOLVED FURTHER, that the Officer of the Punch TV Studios, Inc. is/are, and each acting alone is, hereby authorized to execute and deliver on behalf of this corporation the Employment Agreement substantially in the form attached hereto as Exhibit A with such changes thereto as the person executing the same shall approve, such approval to be conclusively evidenced by the execution and delivery thereof.

RESOLVED, that the officers of this corporation are, and each acting alone is, hereby authorized to do and perform any and all such acts, including execution of any and all documents and certificates, as such officers shall deem necessary or advisable, to carry out the purposes and intent of the foregoing resolutions.

RESOLVED FURTHER, that any actions taken by such officer prior to the date of the foregoing resolutions adopted hereby that are within the authority conferred thereby are hereby ratified, confirmed and approved as the acts and deeds of Punch TV Studios. Inc.

Date: June 30, 2014



Joseph Collins

Joseph Collins - Chairman of the Board